UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)

Bovie Medical Corp
—————————————————————————————————————————
(Name of Issuer)

Common Stock
—————————————————————————————————————————
(Title of Class of Securities)

032347205
————————————————
(CUSIP Number)

February 23, 2015
—————————————————————————————————————————
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032347205

1. Name of Reporting Person RENN Universal Growth Investment Trust 00-000000
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,600,000 (1)
6. Shared Voting Power 2,500,000 (1)
7. Sole Dispositive Power 1,600,000 (1)
8. Shared Dispositive Power 2,500,000 (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 8.93%
12. Type of Reporting Person (See Instructions) IV

(1)	RENN Universal Growth Investment Trust (“RUGIT”) is the record owner and beneficial owner of 1,600,000 shares of the common stock of Bovie Medical Corp. RUGIT shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) and RENN Fund, Inc. (“RENN Fund”), pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205

1. Name of Reporting Persons. RENN Fund, Inc. 75-2533518
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 700,000 (2)
6. Shared Voting Power 2,500,000 (2)
7. Sole Dispositive Power 700,000 (2)
8. Shared Dispositive Power 2,500,000 (2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.91%
12. Type of Reporting Person (See Instructions) IV

(2)	RENN Fund, Inc. (“RENN Fund”), is the record owner and beneficial owner of 700,000 shares of the common stock of Bovie Medical Corp. RENN Fund shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) and RENN Universsl Growth Investment Trust (“RUGIT”) pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205

1. Name of Reporting Persons. RENN Capital Group, Inc. 75-2053968
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 150,000 (3)
6. Shared Voting Power 2,500,000 (4)
7. Sole Dispositive Power 150,000 (3)
8. Shared Dispositive Power 2,500,000 (4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000 (3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.84%
12. Type of Reporting Person (See Instructions) IV

(3)	RENN Capital Group, Inc. (“RENN”), is the record owner and beneficial owner of 150,000 shares of the common stock of Bovie Medical Corp. RENN shares voting and dispositive power over their respective shares with RENN Universal Growth Investment Trust (“RUGIT”) and RENN Fund, Inc. (RENN Fund). pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

(4)	RENN Capital Group, Inc. (“RENN”), is the investment adviser to RUGIT and RENN Fund. RENN, RUGIT, and RENN Fund are record owners of the common stock of Bovie Medical Corp. They all share voting and dispositive power over their respective shares pursuant to an investment advisory agreement. Mr. Russell Cleveland is the president of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205

1. Name of Reporting Persons. Russell Cleveland
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 50,000 (5)
6. Shared Voting Power 2,500,000 (6)
7. Sole Dispositive Power 50,000 (5)
8. Shared Dispositive Power 2,500,000 (6)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 50,000 (5)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.28%
12. Type of Reporting Person (See Instructions) IN

(5)	Russell Cleveland is the record owner and beneficial owner of 50,000 shares of the common stock of Bovie Medical Corp. Mr. Cleveland shares voting and dispositive power over their respective shares with RENN Universal Growth Investment Trust (“RUGIT”), RENN Fund, Inc. (“RENN Fund”), and RENN Capital Group, Inc. (“RENN”), pursuant to an investment advisory agreement. Mr. Cleveland is the president of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

(6)	RENN Capital Group, Inc. (“RENN”), is investment to RUGIT and RENN Fund. RENN, RENN Fund, RUGIT, and Mr. Russell Cleveland are record owners of the common stock of Bovie Medical Corp. They all share voting and dispositive power over their respectives shares pursuant to an investment advisory agreement. Mr. Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G

CUSIP No. 032347205

Item 1(a).	Name of Issuer:
Bovie Medical Corp

Item 1(b).	Address of Issuer's Principal Executive Offices:
734 Walt Whitman Rd.
New York, NY 11747

Item 2(a).	Name of Person Filing:
RENN Universal Growth Investment Trust
RENN Fund, Inc.
RENN Capital Group, Inc.
Russell Cleveland

Item 2(b).	Address of Principal Business Office, or if None, Residence:
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

Item 2(c).	Citizenship:
United Kingdom, Texas, Texas, United States

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
032347205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under §15 of the Act (15U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with§240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with§240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
RUGIT – 1,600,000
RENN Fund – 700,000
RENN Capital Group – 150,000
Russell Cleveland – 50,000

(b)	Percent of class:
RUGIT – 8.93%
RENN Fund – 3.91%
RENN Capital Group – 0.84%
Russell Cleveland – 0.28%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
RUGIT – 1,600,000
RENN Fund – 700,000
RENN Capital Group – 150,000
Russell Cleveland – 50,000

(ii)	Shared power to vote or to direct the vote
2,500,000 (5)
(iii)	Sole power to dispose or to direct the disposition of
RUGIT – 1,600,000
RENN Fund – 700,000
RENN Capital Group – 150,000
Russell Cleveland – 50,000

(iv)	Shared power to dispose or to direct the disposition of
2,500,000 (5)

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Universal Growth Investment Trust

Date: March 2, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc.
Investment Adviser

RENN Fund, Inc.

Date: March 2, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc.
Investment Adviser

RENN Capital Group, Inc.

Date: March 2, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President

Russell Cleveland

Date: March 2, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland